June 13, 2011
H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:	Compressco Partners, L.P. Registration Statement on Form S-1 (as amended) File No. 333-155260
Dear Mr. Schwall:
The undersigned hereby joins in the request of the registrants that the effectiveness of the above-referenced Registration Statement, as amended, be accelerated to 1:00 p.m., Washington, D.C. time, on June 14, 2011, or as soon thereafter as practicable.
In connection with the above-referenced Registration Statement and pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise that as of the date hereof 3,220 copies of the Preliminary Prospectus dated June 7, 2011 have been distributed to prospective underwriters, institutional investors, prospective dealers, individuals and others.
The undersigned advises that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.
Very truly yours,
Raymond James & Associates, Inc.
J.P. Morgan Securities LLC
As Representatives of the Several Underwriters
Raymond James & Associates, Inc.

By:	/s/ K.C. Clark
	Name:	K.C. Clark
	Title:	Senior Vice President

RAYMOND JAMES
& ASSOCIATES, INC.
Member New York Stock Exchange/SIPC
The Raymond James Financial Center 880 Carillon Parkway P.O. Box 12749
St. Petersburg, FL 33733-2749 (727) 573-3800 www.raymondjames.com